UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Group AB

Interim condensed consolidated financial statements

For the three and nine months ended September 30, 2022

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars, except share and per share data)	Note	2022	2021	2022	2021
Revenue	5	183,026	171,062	527,170	457,265
Cost of goods sold		(178,044)	(126,185)	(478,196)	(331,847)
Gross profit		4,982	44,877	48,974	125,418
Research and development expenses		(5,245)	(4,052)	(15,227)	(11,096)
Selling, general and administrative expenses		(103,765)	(85,090)	(304,898)	(235,029)
Other operating income and (expenses), net		(340)	(192)	197	(369)
Operating loss		(104,368)	(44,457)	(270,954)	(121,076)
Finance income and (expenses), net	7	(7,491)	3,831	(4,507)	(8,785)
Loss before tax		(111,859)	(40,626)	(275,461)	(129,861)
Income tax benefit/(expense)	8	3,910	(567)	8,063	(2,779)
Loss for the period attributable to shareholders of the parent		(107,949)	(41,193)	(267,398)	(132,640)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	23	(0.18)	(0.07)	(0.45)	(0.25)
Weighted average common shares outstanding:
Basic and diluted	23	592,163,619	591,777,001	591,963,512	534,691,682

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Loss for the period	(107,949)	(41,193)	(267,398)	(132,640)
Other comprehensive loss:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	(43,223)	(23,205)	(126,389)	(47,273)
Total other comprehensive loss for the period	(43,223)	(23,205)	(126,389)	(47,273)
Total comprehensive loss for the period	(151,172)	(64,398)	(393,787)	(179,913)

Loss for the period and total comprehensive loss are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	Note	September 30, 2022	December 31, 2021
		(Unaudited)
ASSETS
Non-current assets
Intangible assets	9	119,693	145,925
Property, plant and equipment	10	597,265	509,648
Right-of-use assets	11	149,467	158,448
Other non-current receivables		7,502	5,534
Deferred tax assets	8	4,954	2,293
Total non-current assets		878,881	821,848
Current assets
Inventories	13	89,326	95,661
Trade receivables	14	118,333	105,519
Current tax assets		296	435
Other current receivables		23,803	32,229
Prepaid expenses		17,010	27,711
Short-term investments	15	14,743	249,937
Cash and cash equivalents	16	105,603	295,572
Total current assets		369,114	807,064
TOTAL ASSETS		1,247,995	1,628,912
EQUITY AND LIABILITIES
Equity	17
Share capital		105	105
Treasury shares		0	—
Other contributed capital		1,628,045	1,628,103
Foreign currency translation reserve		(200,875)	(74,486)
Accumulated deficit		(548,096)	(308,423)
Total equity attributable to shareholders of the parent		879,179	1,245,299
Liabilities
Non-current liabilities
Lease liabilities	11	119,995	126,516
Deferred tax liabilities	8	2,645	2,677
Provisions	19	9,303	11,033
Total non-current liabilities		131,943	140,226
Current liabilities
Lease liabilities	11	19,469	16,703
Liabilities to credit institutions	18	4,420	5,987
Trade payables		66,097	93,043
Current tax liabilities		2,436	567
Other current liabilities		10,540	9,614
Accrued expenses	21	133,911	117,473
Total current liabilities		236,873	243,387
Total liabilities		368,816	383,613
TOTAL EQUITY AND LIABILITIES		1,247,995	1,628,912

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance at December 31, 2021	6, 17	105	—	1,628,103	(74,486)	(308,423)	1,245,299
Loss for the period		—	—	—	—	(87,459)	(87,459)
Other comprehensive loss		—	—	—	(22,954)	—	(22,954)
Total comprehensive loss for the period		—	—	—	(22,954)	(87,459)	(110,413)
Share-based payments		—	—	—	—	10,037	10,037
Balance at March 31, 2022		105	—	1,628,103	(97,440)	(385,845)	1,144,923
Loss for the period		—	—	—	—	(71,990)	(71,990)
Other comprehensive loss		—	—	—	(60,212)	—	(60,212)
Total comprehensive loss for the period		—	—	—	(60,212)	(71,990)	(132,202)
Issue of shares		0	(0)	—	—	—	—
Share-based payments		—	—	—	—	9,185	9,185
Balance at June 30, 2022		105	(0)	1,628,103	(157,652)	(448,650)	1,021,906
Loss for the period		—	—	—	—	(107,949)	(107,949)
Other comprehensive loss		—	—	—	(43,223)	—	(43,223)
Total comprehensive loss for the period		—	—	—	(43,223)	(107,949)	(151,172)
Redemption of warrants		—	—	(58)	—	—	(58)
Share-based payments		—	—	—	—	8,503	8,503
Balance at September 30, 2022		105	(0)	1,628,045	(200,875)	(548,096)	879,179

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance at December 31, 2020	6, 17	21	—	448,251	(2,525)	(119,661)	326,086
Loss for the period		—	—	—	—	(32,383)	(32,383)
Other comprehensive loss		—	—	—	(10,351)	—	(10,351)
Total comprehensive loss for the period		—	—	—	(10,351)	(32,383)	(42,734)
Bonus issue		63	—	(63)	—	—	—
Balance at March 31, 2021		84	—	448,188	(12,876)	(152,044)	283,352
Loss for the period		—	—	—	—	(59,064)	(59,064)
Other comprehensive loss		—	—	—	(13,717)	—	(13,717)
Total comprehensive loss for the period		—	—	—	(13,717)	(59,064)	(72,781)
Bonus issue		1	—	(1)	—	—	—
Issue of shares		12	—	1,099,684	—	—	1,099,696
Transaction costs		—	—	(62,371)	—	—	(62,371)
Conversion of shareholder loans		1	—	104,107	—	—	104,108
Exercise of warrants		7	—	38,496	—	—	38,503
Share-based payments		—	—	—	—	4,466	4,466
Balance at June 30, 2021		105	—	1,628,103	(26,593)	(206,642)	1,394,973
Loss for the period		—	—	—	—	(41,193)	(41,193)
Other comprehensive loss		—	—	—	(23,205)	—	(23,205)
Total comprehensive loss for the period		—	—	—	(23,205)	(41,193)	(64,398)
Share-based payments		—	—	—	—	9,568	9,568
Balance at September 30, 2021		105	—	1,628,103	(49,798)	(238,267)	1,340,143

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)		For the nine months ended September 30,
(in thousands of U.S. dollars)	Note	2022	2021
Operating activities
Net loss		(267,398)	(132,640)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	34,765	16,386
—Write-downs of inventories	13	15,067	1,507
—Impairment loss on trade receivables	14	2,456	41
—Share-based payments expense	6	27,725	14,034
—Finance income and expenses, net	7	4,507	8,785
—Income tax (benefit)/expense	8	(8,063)	2,779
—Gain/(loss) on disposal of property, plant and equipment	10	(860)	1
—Other		(222)	(25)
Interest received		1,776	918
Interest paid		(8,964)	(6,878)
Income tax paid		(1,977)	(2,242)
Changes in working capital:
—Increase in inventories		(19,010)	(41,871)
—Increase in trade receivables, other current receivables, prepaid expenses		(17,306)	(59,511)
—Increase in trade payables, other current liabilities, accrued expenses		22,280	50,120
Net cash flows used in operating activities		(215,224)	(148,596)
Investing activities
Purchase of intangible assets	9	(3,838)	(7,227)
Purchase of property, plant and equipment	10	(170,514)	(186,660)
Proceeds from financial instruments		—	5,720
Purchase of short-term investments		—	(335,165)
Proceeds from short-term investments	15	226,208	17,283
Net cash flows from/(used in) investing activities		51,856	(506,049)
Financing activities
Proceeds from issue of shares, net of transaction costs	17	—	1,037,325
Proceeds from exercise of warrants	6, 17	—	38,503
Repayment of shareholder loans	20	—	(10,941)
Proceeds from liabilities to credit institutions	18	—	118,005
Repayment of liabilities to credit institutions	18	(1,032)	(212,384)
Repayment of lease liabilities	11	(8,949)	(6,938)
Payment of loan transaction costs		—	(4,900)
Net cash flows (used in)/from financing activities		(9,981)	958,670
Net (decrease)/increase in cash and cash equivalents		(173,349)	304,025
Cash and cash equivalents at the beginning of the period		295,572	105,364
Exchange rate differences in cash and cash equivalents		(16,620)	(6,335)
Cash and cash equivalents at the end of the period	16	105,603	403,054

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Jagaregatan 4, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of significant accounting policies

The interim condensed consolidated financial statements of Oatly Group AB for the three and nine months ended September 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its obligations. This includes plans specific to forecast business performance, capex phasing, ability to secure future financing and cost saving initiatives. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2021, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

New and amended standards and interpretations issued but not yet adopted

There are no International Financial Reporting Standards (“IFRS”) or International Financial Reporting Standards Interpretations Committee (“IFRS IC”) interpretations that are expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, the Group has not experienced any pronounced seasonality, but such fluctuations may have been masked by the Group’s rapid growth, COVID-19 consumption dynamics, and macroeconomic trends, including higher inflation. As the Group continues to grow, the Group expects to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods.

Note 5. Segment information

5.1 Description of segments and principal activities

The CEO is the chief operating decision maker of the Group. The CEO evaluates financial position and performance and makes strategic decisions. The CEO makes decisions on the allocation of resources and evaluates performance based on geographic perspective. Internal

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

reporting is also based on the geographic perspective. Geographically, the CEO considers the performance in Europe, the Middle East, Africa and Australia (“EMEA”), the Americas and Asia; thus, three geographical areas are considered to be the Group’s three reportable segments.

5.2 Revenue and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended September 30, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,567	60,702	39,757	—	—	183,026
Intersegment revenue	6,236	7	935	—	(7,178)	—
Total segment revenue	88,803	60,709	40,692	—	(7,178)	183,026
Adjusted EBITDA	(11,491)	(16,577)	(28,447)	(26,188)	—	(82,703)
Share-based compensation expense	(175)	(1,312)	(1,855)	(5,161)	—	(8,503)
Restructuring costs(1)	—	—	—	(1,005)	—	(1,005)
EBITDA	(11,666)	(17,889)	(30,302)	(32,354)	—	(92,211)
Finance income and (expenses), net	—	—	—	—	—	(7,491)
Depreciation and amortization	—	—	—	—	—	(12,157)
Loss before income tax	—	—	—	—	—	(111,859)

Three months ended September 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	87,398	49,469	34,195	—	—	171,062
Intersegment revenue	24,959	341	—	—	(25,300)	—
Total segment revenue	112,357	49,810	34,195	—	(25,300)	171,062
Adjusted EBITDA	9,501	(11,052)	483	(25,899)	—	(26,967)
Share-based compensation expense	(1,492)	(1,166)	(1,653)	(5,257)	—	(9,568)
EBITDA	8,009	(12,218)	(1,170)	(31,156)	—	(36,535)
Finance income and (expenses), net	—	—	—	—	—	3,831
Depreciation and amortization	—	—	—	—	—	(7,922)
Loss before income tax	—	—	—	—	—	(40,626)

Nine months ended September 30, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	255,535	159,494	112,141	—	—	527,170
Intersegment revenue	30,775	820	1,472	—	(33,067)	—
Total segment revenue	286,310	160,314	113,613	—	(33,067)	527,170
Adjusted EBITDA	(12,033)	(58,176)	(54,179)	(83,071)	—	(207,459)
Share-based compensation expense	(3,193)	(3,722)	(5,646)	(15,164)	—	(27,725)
Restructuring costs(1)	—	—	—	(1,005)	—	(1,005)
EBITDA	(15,226)	(61,898)	(59,825)	(99,240)	—	(236,189)
Finance income and (expenses), net	—	—	—	—	—	(4,507)
Depreciation and amortization	—	—	—	—	—	(34,765)
Loss before income tax	—	—	—	—	—	(275,461)

Nine months ended September 30, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	247,571	124,343	85,351	—	—	457,265
Intersegment revenue	61,059	597	—	—	(61,656)	—
Total segment revenue	308,630	124,940	85,351	—	(61,656)	457,265
Adjusted EBITDA	24,738	(35,852)	(1,532)	(68,722)	—	(81,368)
Share-based compensation expense	(2,233)	(1,748)	(2,467)	(7,586)	—	(14,034)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	22,505	(37,600)	(3,999)	(85,596)	—	(104,690)
Finance income and (expenses), net	—	—	—	—	—	(8,785)
Depreciation and amortization	—	—	—	—	—	(16,386)
Loss before income tax	—	—	—	—	—	(129,861)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations primarily refer to intersegment revenue for sales of products from EMEA to Asia.

(1) Relates to accrued severance payments.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
US	59,745	48,958	157,737	122,929
China	35,983	29,089	98,048	73,275
UK	29,546	31,391	90,597	88,948
Germany	18,268	17,546	59,238	51,827
Sweden	11,944	15,482	37,384	44,315
The Netherlands	6,104	6,406	19,337	18,048
Finland	6,018	7,273	18,080	20,690
Other	15,418	14,917	46,749	37,233
Total	183,026	171,062	527,170	457,265

5.4 Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Three months ended September 30, 2022	EMEA	Americas	Asia	Total
Retail	68,174	32,265	5,126	105,565
Foodservice	14,365	27,525	24,999	66,889
Other	28	912	9,632	10,572
Total	82,567	60,702	39,757	183,026

Three months ended September 30, 2021	EMEA	Americas	Asia	Total
Retail	70,803	27,956	2,931	101,690
Foodservice	15,466	20,673	25,133	61,272
Other	1,129	840	6,131	8,100
Total	87,398	49,469	34,195	171,062

Nine months ended September 30, 2022	EMEA	Americas	Asia	Total
Retail	211,718	86,300	13,161	311,179
Foodservice	43,410	69,753	72,094	185,257
Other	407	3,441	26,886	30,734
Total	255,535	159,494	112,141	527,170

Nine months ended September 30, 2021	EMEA	Americas	Asia	Total
Retail	207,713	69,791	6,102	283,606
Foodservice	35,868	51,232	65,004	152,104
Other	3,990	3,320	14,245	21,555
Total	247,571	124,343	85,351	457,265

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 13% in the nine months ended September 30, 2022 and 2021, were derived from a single external customer in the foodservice channel. The revenues were attributed to the Americas and Asia segments.

Note 6. Share-based compensation

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of the

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

shares under the 2021 Plan the shareholders resolved to issue 69,496,515 warrants.

During the nine months ended September 30, 2022, the Company, under the 2021 Plan, granted 5,685,263 RSUs, of which 841,514 RSUs were granted to members of key management, including our Executive Officers (CEO and CFO), and the Board of Directors. 386,618 RSUs vested during the period related to the May 2021 grant, of which 32,940 were to key management. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of December 31, 2021	1,701,007
Granted during the period	5,685,263	3.56
Forfeited during the period	(189,329)	8.39
Vested during the period	(386,618)	17.00
As of September 30, 2022	6,810,323	5.42

During the nine months ended September 30, 2022, the Company granted 9,035,688 stock options of which 7,113,813 were granted to members of key management. 2,289,180 stock options vested during the period, of which 1,901,961 were to key management. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2021	6,958,312	16.86
Granted during the period	9,035,688	3.56
Forfeited during the period	(1,728,906)	7.12
Expired during the period	(51,469)	17.00
As of September 30, 2022	14,213,625	9.59
Vested and exercisable as of September 30, 2022	2,237,711	17.00

The fair value at grant date of the stock options granted during the financial year 2022 was USD 1.49 for grants made during the nine months ended September 30, 2022. The fair value at grant date of the stock options granted during the financial year 2021 was USD 6.24 for the May 2021 grant date and USD 3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Share-based payments expense was $8.5 million for the three months ended September 30, 2022 (2021: $9.6 million) and $27.7 million for the nine months ended September 30, 2022 (2021: $14.0 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 7. Finance income and expenses

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest income	430	632	1,776	952
Net foreign exchange gain/(loss)	(4,672)	5,666	5,615	2,044
Interest expenses—loan from credit institutions	(1,270)	(1,402)	(3,684)	(7,426)
Interest expenses—lease liabilities	(2,035)	(1,036)	(6,156)	(2,709)
Interest expenses—shareholder loans	—	—	—	(5,256)
Fair value changes—derivatives	77	36	132	(29)
Fair value changes—short-term investments	100	140	(1,808)	109
Other financial expenses	(121)	(205)	(382)	(391)
Borrowing costs capitalized	—	—	—	3,921
Total finance income and (expenses), net	(7,491)	3,831	(4,507)	(8,785)

Note 8. Income tax

Total tax benefit for the three and nine months ended September 30, 2022 was $3.9 million and $8.1 million, respectively. Total tax expense for the three and nine months ended September 30, 2021 was $0.6 million and $2.8 million, respectively. The effective tax rate for the three and nine months ended September 30, 2022 was (3.5%) and (2.9%), respectively. The effective tax rate for the three and nine months ended September 30, 2021 was 1.4% and 2.1%, respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

Note 9. Intangible assets

A summary of the intangible assets as at September 30, 2022 and December 31, 2021 is as follows:

	Goodwill	Capitalized software	Other Intangible assets	Ongoing development costs	Total
Cost
At December 31, 2021	130,364	11,167	4,520	3,075	149,126
Additions	—	143	1,160	2,167	3,470
Exchange differences	(24,422)	(2,106)	(968)	(792)	(28,288)
At September 30, 2022	105,942	9,204	4,712	4,450	124,308
Accumulated amortization
At December 31, 2021	—	(1,806)	(1,395)	—	(3,201)
Amortization charge	—	(1,553)	(713)	—	(2,266)
Exchange differences	—	514	338	—	852
At September 30, 2022	—	(2,845)	(1,770)	—	(4,615)
Cost, net accumulated amortization
At December 31, 2021	130,364	9,361	3,125	3,075	145,925
At September 30, 2022	105,942	6,359	2,942	4,450	119,693

Amortization expense for the three months ended September 30, 2022 was $0.8 million (2021: $0.7 million). Amortization expense for the nine months ended September 30, 2022 was $2.3 million (2021: $1.4 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at September 30, 2022 and December 31, 2021 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2021	117,423	199,005	230,891	547,319
Additions	4,731	7,465	156,250	168,446
Sold	—	(982)	(2,086)	(3,068)
Reclassifications	20,620	40,704	(61,324)	—
Exchange differences	(8,752)	(17,472)	(35,247)	(61,471)
At September 30, 2022	134,022	228,720	288,484	651,226
Accumulated depreciation
At December 31, 2021	(7,890)	(29,781)	—	(37,671)
Depreciation charge	(4,223)	(18,551)	—	(22,774)
Sold	—	655	—	655
Exchange differences	1,356	4,473	—	5,829
At September 30, 2022	(10,757)	(43,204)	—	(53,961)
Cost, net accumulated depreciation
At December 31, 2021	109,533	169,224	230,891	509,648
At September 30, 2022	123,265	185,516	288,484	597,265

The increase in construction in progress during the nine months ended September 30, 2022 is mainly related to investment in new and existing production facilities.

Reclassifications between Construction in progress and Land and buildings and Plant and machinery are mainly related to the Ma’anshan, China production facility.

Depreciation expense for the three months ended September 30, 2022 was $7.9 million (2021: $4.9 million). Depreciation expense for the nine months ended September 30, 2022 was $22.8 million (2021: $8.9 million).

Note 11. Leases

One lease agreement regarding an additional building at the Ogden production facility commenced during the nine months ended September 30, 2022. The lease term, including extension options, is 40 years. The Group has assessed it as reasonably certain that all extension periods will be utilized. The addition to the right-of-use asset amounts to $8.9 million.

One lease agreement regarding a production line in Ma'anshan was entered into during the nine months ended September 30, 2022. The lease term is six years. The addition to the right-of-use-asset amounts to $3.6 million.

Lease terms for production facilities are generally between 10 and 40 years, and lease terms for other properties (i.e., offices) are generally between one and 10 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2021	138,803	39,277	178,080
Increases	11,644	6,184	17,828
Decreases	(584)	(1,650)	(2,234)
Exchange differences	(13,396)	(3,907)	(17,303)
At September 30, 2022	136,467	39,904	176,371
Accumulated depreciation
At December 31, 2021	(11,030)	(8,602)	(19,632)
Depreciation charge	(7,778)	(4,219)	(11,997)
Decreases	264	1,688	1,952
Exchange differences	1,308	1,465	2,773
At September 30, 2022	(17,236)	(9,668)	(26,904)
Cost, net accumulated depreciation
At December 31, 2021	127,773	30,675	158,448
At September 30, 2022	119,231	30,236	149,467

The increase for the nine months ended September 30, 2022 mainly relates to the lease agreements described above.

Below is the maturity analysis of lease liabilities:

Lease liabilities	September 30, 2022
Maturity Analysis
Less than 3 months	4,988
Between 3 months and 1 year	14,964
Between 1 and 2 years	15,328
Between 2 and 5 years	41,855
After 5 years	195,016
Total lease commitments	272,151
Impact of discounting remaining lease payments	(132,687)
Total lease liabilities at September 30, 2022	139,464
Lease liabilities included in the condensed consolidated statement of financial position at September 30, 2022
Non-current	119,995
Current	19,469
Total	139,464

The Group has the following lease agreements, which had not commenced as of September 30, 2022, but the Group is committed to:

•
One lease agreement regarding production equipment in Ma'anshan, China, under which the Group's obligations collectively amount to $3.6 million for a term of six years. The lease has a commencement date of January 1, 2023.
•
One lease agreement regarding R&D premises in Lund, Sweden, under which the Group's obligations amount to $11.2 million for a term of 15 years. The lease has a commencement date of September 1, 2023.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 12. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used in level 2 to value financial instruments include:

•
for short-term investments, quoted market prices or dealer quotes for similar instruments,
•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at September 30, 2022	Level 1	Level 2	Level 3
Financial asset
Short-term investments	—	14,743	—
Derivatives (part of other current assets)	—	107	—
Total financial assets	—	14,850	—

Recurring fair value measurements at December 31, 2021	Level 1	Level 2	Level 3
Financial assets
Short-term investments	—	249,937	—
Total financial assets	—	249,937	—

There were no transfers between the levels during the nine months ended September 30, 2022 and 2021.

The fair value of liabilities to credit institutions is estimated to correspond to the carrying amount since all borrowing is at a floating interest rate, and the credit risk in the Group has not changed significantly.

The carrying amount of other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Note 13. Inventories

	September 30, 2022	December 31, 2021
Raw materials and consumables	22,887	17,296
Finished goods	66,439	78,365
Total	89,326	95,661

Inventories recognized as an expense for the three months ended September 30, 2022 amounted to $168.8 million (2021: $118.2 million). Inventories recognized as an expense for the nine months ended September 30, 2022 amounted to $454.2 million (2021: $313.2 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended September 30, 2022 amounted to $10.4 million (2021: $0.5 million). Write-downs of inventories to net realizable value for the nine months ended September 30, 2022 amounted to $15.1 million (2021: $1.5 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 14. Trade receivables

	September 30, 2022	December 31, 2021
Trade receivables	121,466	106,402
Less: allowance for expected credit losses	(3,133)	(883)
Trade receivables—net	118,333	105,519

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	September 30, 2022	December 31, 2021
EUR	31,664	32,394
CNY	29,897	20,871
USD	25,508	24,877
GBP	19,025	18,541
SEK	3,347	3,979
HKD	2,819	2,288
NOK	1,812	1,063
Other	4,261	1,506
Total	118,333	105,519

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 15. Short-term investments

	September 30, 2022	December 31, 2021
Funds	14,743	243,718
Bonds and certificates	—	6,219
Total	14,743	249,937

Some of the cash received in the IPO which occurred in 2021 was invested in different short-term investments for the purpose of securing and increasing the value until the cash is needed for investments in the business, including, for example, new production facilities. The short-term investments are made in SEK and USD.

Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating, debt-based securities with a short-term maturity.

Bonds and certificates consist of corporate bonds and commercial papers.

The change in fair value recorded in the profit and loss for the three months ended September 30, 2022 was a gain of $0.1 million (2021: gain of $0.1 million). The change in fair value recorded in the profit and loss for the nine months ended September 30, 2022 was a loss of $1.8 million (2021: gain of $0.1 million). The fair value changes are included in Finance income and (expenses), net.

Note 16. Cash and cash equivalents

	September 30, 2022	December 31, 2021
Cash and cash equivalents
Short-term deposits	9,186	180,458
Cash at bank and on hand	96,417	115,114
Total	105,603	295,572

Short-term deposits are time deposits and structured deposits, with maturities of one to three months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 17. Share capital and other contributed capital

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2022, the Company exercised 650 thousand warrants. As of September 30, 2022 and December 31, 2021, there were 68,847 thousand and 69,497 thousand warrants outstanding, respectively.

Upon exercise of the warrants in May 2022, 650 thousand ordinary shares were allotted and issued, and 387 thousand of these were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021 grant. The remaining balance is held as treasury shares to enable the Company's timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

As of September 30, 2022 and December 31, 2021, 592,164 thousand and 591,777 thousand ordinary shares, respectively, were registered and the par value per share was SEK 0.0015, whereof the Company had 263 thousand treasury shares as of September 30, 2022. The Company had no treasury shares as of December 31, 2021.

Note 18. Liabilities to credit institutions

	September 30, 2022	December 31, 2021
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	4,420	5,987
Total	4,420	5,987

During April 2021, the Group entered into a Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of USD 323.3 million) with an accordion option of another SEK 850 million (equivalent of USD 76.3 million), subject to the fulfillment of certain conditions and at the lenders’ discretion. During June 2022, the Group issued a sustainable incremental facility notice (the “Incremental Facility Notice”) under the existing SRCF Agreement and established the accordion of SEK 850 million (equivalent of USD 76.3 million) under the SRCF Agreement. For more details on the establishment of the accordion, see the Form 6-K filed by the Company on June 24, 2022.

During March 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

On November 13, 2022, the SRCF Agreement was amended to lower the capital raise requirement by $200 million and extend the capital raise period until June 30, 2023. Refer to Note 25 for further details on the amendment of the SRCF Agreement.

At September 30, 2022, the Group has not utilized any loan amounts under the SRCF agreement. The Liabilities to credit institutions balance at September 30, 2022 is related to outstanding amounts on the European Investment Fund loan facility with Svensk Exportkredit (the "EIF Facility"). Refer to Note 25 for further details on the EIF Facility.

Note 19. Provisions

At December 31, 2021	11,033
Increases: included in the acquisition value of right-of-use assets	3,693
Decreases: included in the acquisition value of right-of-use assets	(4,959)
Charged to the consolidated statement of operations:
—Unwinding of discount effect	166
Charged to other comprehensive income/(loss):
—Exchange differences	(630)
At September 30, 2022	9,303

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The provision relates to restoration costs for leased production facilities. The increases mainly relate to additions in the nine months ended September 30, 2022, and the decreases mainly relate to changes in the discount rates in the nine months ended September 30, 2022.

Note 20. Shareholder loan

During the nine months ended September 30, 2021, the Company and the majority shareholders extended the final repayment date of the Subordinated Bridge Facilities from April 1, 2021 to the earlier of (a) the date of settlement in respect of the initial public offering of shares (or related instruments) in Oatly Group AB in the U.S. and (b) August 17, 2021. In May 2021, $10.9 million was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares at a price equal to the public price in the initial public offering.

Note 21. Accrued expenses

	September 30, 2022	December 31, 2021
Accrued production expenses	39,572	30,904
Accrued personnel expenses	26,813	31,487
Accrued logistics costs	19,832	13,190
Accrued variable consideration	15,130	12,314
Accrued marketing and sales expenses	9,473	7,678
Other accrued expenses	23,091	21,900
Total	133,911	117,473

Note 22. Related party disclosures

Share-based compensation to related parties

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Transactions with related parties

For the three and nine months ended September 30, 2022, Oatly paid $0.3 million and $0.6 million, respectively, pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of the Board of Directors, is a 57% owner.

Note 23. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Loss for the period attributable to the shareholders of the parent	(107,949)	(41,193)	(267,398)	(132,640)
Weighted average number of shares outstanding (thousands)	592,164	591,777	591,964	534,692
Basic and diluted loss per share, US $	(0.18)	(0.07)	(0.45)	(0.25)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2022	2021	2022	2021
Restricted stock units	6,810	1,206	6,810	1,206
Stock options	14,214	6,868	14,214	6,868

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 24. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. While the Group’s annual purchase volumes have historically exceeded the minimum purchase commitments, the Group had volume shortfalls during the year ended December 31, 2021, during the transition to, and ramp-up of, new production facilities. The financial impact of the volume shortfalls was not material for the financial year 2021. In 2022, the Group has consolidated the use of co-packers in EMEA increasing the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packing in EMEA, and volume adjustments related to co-packer arrangements in Asia and EMEA, resulted in total shortfall expenses of $8.2 million for the nine months ended September 30, 2022.

Leases and property, plant and equipment

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11.

The Group is committed to two purchase agreements regarding production equipment in Peterborough, UK under which the Group’s obligations amount to $59.2 million. During the nine months ended September 30, 2022, $37.9 million of the obligation amount has been prepaid.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360- AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. The Company disputes each and every claim and intends to defend these matters vigorously.

Note 25. Events after the end of the reporting period

In October 2019, the Group entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of USD 7.3 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. As of September 30, 2022 and December 31, 2021, the Group had €3.8 million (equivalent of USD 3.7 million) and €4.7 million (equivalent of USD 4.6 million), respectively, outstanding on the EIF Facility. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged.

On November 10, 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of USD 20.7 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the "CMB Credit Facility"). Individual utilizations under the CMB Credit Facility are subject to the lender's approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., and distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of November 14, 2022, there were no outstanding borrowings under the CMB Credit Facility.

On November 13, 2022, the SRCF Agreement was amended for the purpose of postponing the application of the minimum EBITDA financial covenant from the second quarter of 2023 to (A) the fourth quarter of 2023 or (B) provided that the Group has successfully raised capital (whether in the form of equity and/or debt) of at least $200 million by June 30, 2023, the second quarter of 2024.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”), those listed under Part II, Item 1A of this Report on 6-K and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

All statements contained in this Report on 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, industry and business trends, business strategy, market growth, and anticipated cost savings. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2021 Annual Report, the risk factors set forth in this Report on 6-K and the following:

•
general economic conditions, including high inflationary cost pressure, including on costs of labor, freight and shipping and energy availability and costs (including fuel surcharges);
•
our history of losses and inability to achieve or sustain profitability;
•
the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy;
•
reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards;
•
failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all;
•
damage or disruption to our production facilities;
•
harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products;

•
food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions;
•
our ability to successfully compete in our highly competitive markets;
•
our ability to effectively manage our growth, realize the anticipated benefits of the reduction in force and retain our existing employees;
•
changing consumer preferences due to disposable income, credit availability, debt levels, and inflation, and our ability to adapt to new or changing preferences;
•
foreign exchange rate fluctuations;
•
the consolidation of customers or the loss of a significant customer;
•
reduction in the sales of our oatmilk varieties;
•
failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility;
•
litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits;
•
changes to international trade policies, treaties and tariffs and the ongoing war in Ukraine;
•
changes in our tax rates or exposure to additional tax liabilities or assessments;
•
failure to expand our manufacturing and production capacity as we grow our business;
•
supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs;
•
the impact of rising commodity prices, transportation and labor costs on our cost of goods sold;
•
failure by our logistics providers to deliver our products on time, or at all;
•
our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations;
•
failure to develop and maintain our brand;
•
our ability to introduce new products or successfully improve existing products;
•
failure to retain our senior management or to attract, train and retain employees;
•
cybersecurity incidents or other technology disruptions;
•
failure to protect our intellectual proprietary technology adequately;
•
our ability to successfully remediate the material weakness in our internal control over financial reporting;
•
our status as an emerging growth company; and
•
as a foreign private issuer, we are not subject to U.S. proxy rules and our reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to some extent, are more lenient and less frequent than those of a U.S domestic public company.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly. We believe there is substantial opportunity to grow our consumer base, increase the velocity at which households purchase our products and disrupt the global dairy market of more than $600 billion in the retail channel alone.

Our products are sold through a variety of channels, from independent coffee shops to continent-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels such as Alibaba’s Tmall.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Supply chain update

We have initiated several strategic actions to adapt our supply chain network strategy and simplify our organizational structure in order to prepare for the next phase of growth. We plan to focus investments on our proprietary oat-base technology and capacity, which is expected to reduce the capital intensity of future facilities and have a positive effect on the cash flow outlook. We are also actively exploring manufacturing partners to create a more hybrid production network within select geographies. In addition, we are executing an overhead and headcount reduction impacting up to 25% of the costs related to the corporate functions and regional EMEA layers.

In the nine months ended September 30, 2022, we invested $170.5 million in property, plant and equipment to expand our production capacity. We continue to adjust the timing of our investments to adapt to the new macroeconomic environment, while prioritizing investments in Americas and Asia where the need for additional capacity is most pressing.

Consistent with the second quarter of 2022, we produced 124 million liters of finished goods in the third quarter of 2022, compared to 131 million liters in the third quarter of 2021. We had lower production than anticipated mainly due to production challenges at our Ogden facility related to various machinery and equipment disruptions in August and September. This has been resolved and we expect Ogden to increase its production output during the fourth quarter. However, we expect that the lower production at Ogden will continue to have an impact on volumes that we can sell in the fourth quarter. In addition, during the third quarter, production output from our Ma'anshan facility has been impacted by local market lockdowns and restrictions in China, and there has been maintenance throughout our manufacturing network. In September, our facility in Singapore started producing at fully ramped up capacity while Ma'anshan continues to ramp up heading into 2023, primarily driven by market restrictions and lockdowns limiting our ability to go to market at the planned rate.

Impact of the Current Macroeconomic Environment on our Results

The COVID-19 pandemic impacted our business operations, results of operations and cash flows during 2021 and the first three quarters of 2022, particularly in China, and it is expected that this trend will continue throughout the last quarter of 2022 and beyond. We continue to maintain a global focus on the controllable aspects of our business while navigating a challenging operating environment that we believe will include COVID-19 restrictions and lockdowns in certain countries, risk of COVID-related absenteeism in our production facilities, significant supply chain delays and disruptions, and increased inflationary pressures. Our priority during the COVID-19 pandemic has been, and continues to be, to protect the well-being and safety of our employees.

Year to date, the foodservice channel in China has been negatively impacted as a result of the closure of certain store locations by our foodservice customers due to imposed lockdowns and other restrictions and we expect that it will continue to slow our planned expansion into the retail channel in China. Furthermore, we expect significant cost inflation to continue to have a negative impact on our results of operations for the remainder of 2022 and beyond. The current macroeconomic environment has, and may continue to, negatively impact our supply chain and operations, including our capacity expansion projects in Ogden, Utah and Millville, New Jersey, as a result of distribution and other logistical issues; longer lead times for equipment; continued supply chain disruptions, including with respect to raw materials, resulting in higher inflationary pressure; and impact to our facility operations or those of our suppliers, co-manufacturers or co-packers due to COVID-19.

In addition to overall cost inflation that commenced in the second half of 2021, the Russian invasion of Ukraine in February 2022 has caused a negative impact on the global economy, driving further increases to, among other things, the cost of transportation, energy and materials. Higher transportation costs are a result of increased fuel prices, a short supply of truck drivers worldwide and increased freight costs, making it more expensive for us and our partners to deliver products to our customers. We do not directly procure goods or services from Russia or Ukraine. However, these two countries are large exporters of farm produce and fertilizer. This has indirectly impacted the supply and pricing of certain ingredients for our products. We also have experienced an impact on supply chains due to the ongoing war and, for example, have removed rail transport to Asia through Russia. Further sanctions, bans or other economic actions in response to the ongoing conflict in

Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact our business, results of operations, and financial condition.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three geographic regions: EMEA, the Americas and Asia. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

EMEA has been our largest revenue-producing region to date, followed by the Americas and Asia. Currently, our primary markets in EMEA are Sweden, the United Kingdom and Germany. In the Americas, substantially all of our revenue to date can be attributed to the United States, and in Asia, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the nine months ended September 30, 2022, on a consolidated level, oatmilk accounted for over 90% of our revenue.

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. We anticipate that these promotional activities could impact our net revenue and that changes in such activities could impact period-over-period results.

The following factors and trends in our business have driven net revenue growth over prior periods and are expected to be key drivers of our net revenue growth going forward:

•
Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.
•
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases. Expand footprint across the foodservice channel, including independent coffee shops and branded foodservice chains such as Starbucks, as we believe this will help encourage trial, drive consumer awareness of our brand and create strong pull into the food retail and e- commerce channels.
•
Scale our e-commerce capabilities by strategically partnering with leading third-party platforms and leveraging our own direct-to- consumer Oatly.com e-commerce platform to market our products and increase our reach.
•
Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions in which we operate.
•
Enter new international markets through our proven foodservice-led strategy.
•
Optimize global production capacity to meet consumer demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled and continue to scale our production significantly, historically with a priority on growth over gross profit and margin optimization. In the current macroeconomic environment with, for example, higher inflation in the United States and Europe with central banks increasing interest rates, Russia’s war in Ukraine and its impact on consumers in EMEA with higher electricity costs and also coming from a period of COVID 19 restrictions with significant impact on supply chain across the globe and in general continued COVID 19 restrictions in China, this has resulted in us taking a more balanced approach to growth over profitability. Our gross profit margin will benefit from the localization of production capacity closer to our customers and consumers. Over time, we also expect to improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers. The ramp-up period of our new facilities has been extended beyond our original plans impacted by events such as COVID-19 restrictions, market shut-downs, and operational challenges.

Inflation has increased significantly over the past year and we have implemented pricing actions during 2022 both in EMEA and Americas to partially offset these headwinds. Further pricing actions might be enacted if deemed necessary to offset cost of goods sold inflation, but there is no assurance we will be able to offset all inflationary pressure impacting our business operations.

Operating expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. We expect these expenses to increase somewhat in absolute dollars but to slightly decrease as a percentage of revenue as we continue to scale production.

Selling, general and administrative expenses include primarily personnel related expenses for our sales, general and administrative staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e. outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. We will also continue to incur increased administrative and compliance costs as a result of being a public company. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our expansion efforts to meet our product demand but to decrease as a percentage of revenue over time.

Other operating income and (expenses), net, consists primarily of net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax benefit/(expense) represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the interim condensed consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended September 30,				Nine months ended September 30,
	2022		2021		2022		2021
	(in thousands $)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue
Revenue	183,026	100.0%	171,062	100.0%	527,170	100.0%	457,265	100.0%
Cost of goods sold	(178,044)	(97.3)%	(126,185)	(73.8)%	(478,196)	(90.7)%	(331,847)	(72.6)%
Gross profit	4,982	2.7%	44,877	26.2%	48,974	9.3%	125,418	27.4%
Research and development expenses	(5,245)	(2.9)%	(4,052)	(2.4)%	(15,227)	(2.9)%	(11,096)	(2.4)%
Selling, general and administrative expenses	(103,765)	(56.7)%	(85,090)	(49.7)%	(304,898)	(57.8)%	(235,029)	(51.4)%
Other operating income and (expenses), net	(340)	(0.2)%	(192)	(0.1)%	197	0.0%	(369)	(0.1)%
Operating loss	(104,368)	(57.0)%	(44,457)	(26.0)%	(270,954)	(51.4)%	(121,076)	(26.5)%
Finance income and (expenses), net	(7,491)	(4.1)%	3,831	2.2%	(4,507)	(0.9)%	(8,785)	(1.9)%
Loss before tax	(111,859)	(61.1)%	(40,626)	(23.7)%	(275,461)	(52.3)%	(129,861)	(28.4)%
Income tax benefit/(expense)	3,910	2.1%	(567)	(0.3)%	8,063	1.5%	(2,779)	(0.6)%
Loss for the period attributable to shareholders of the parent	(107,949)	(59.0)%	(41,193)	(24.1)%	(267,398)	(50.7)%	(132,640)	(29.0)%

For the three and nine months ended September 30, 2022

Revenue

Revenue increased $12.0 million, or 7.0%, to $183.0 million for the three months ended September 30, 2022, net of sales discounts, rebates and trade promotions from $171.1 million for the three months ended September 30, 2021, which was primarily a result of continued sold volume growth for our products across the three segments in addition to price increases implemented in EMEA and the Americas. Excluding a foreign currency exchange headwind of $16.6 million, revenue for the second quarter would have been $199.7 million, or an increase of 16.7%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The sold finished goods volume for the three months ended September 30, 2022 amounted to 126 million liters compared to 110 million liters for the same period last year, an increase of 14.5%. The produced finished goods volume for the three months ended September 30, 2022 amounted to 124 million liters compared to 131 million liters for the same period last year, a decrease of 5.3%.

The Company continued to experience sold volume growth across the retail and foodservice channels of 8.0% and 22.4%, respectively, for the three months ended September 30, 2022 compared to the prior year period. In the three months ended September 30, 2022 and 2021, the retail channel accounted for 57.7% and 59.5% of the Company’s revenue, respectively, the foodservice channel accounted for 36.5% and 35.8% of the Company’s revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 5.8% and 4.7% of the Company’s revenue, respectively.

EMEA, the Americas and Asia accounted for 45.1%, 33.2% and 21.7% of our total revenue in the three months ended September 30, 2022, respectively, as compared to 51.1%, 28.9% and 20.0% of our total revenue in the three months ended September 30, 2021, respectively. In constant currency, EMEA, the Americas and Asia accounted for 48.6%, 30.4%, and 21.0% of our total revenue in the three months ended September 30, 2022, respectively.

Revenue increased by $69.9 million, or 15.3%, to $527.2 million for the nine months ended September 30, 2022, net of sales discounts, rebates and trade promotions from $457.3 million for the nine months ended September 30, 2021, which was primarily a result of the additional supply coming from our existing and new facilities and also a result of implemented price increases as outlined above. Excluding a foreign currency exchange headwind of $33.3 million, revenue for the nine months ended September 30, 2022 would have been $560.5 million, or an increase of 22.6%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The sold finished goods volume for the nine months ended September 30, 2022 amounted to 365 million liters compared to 297 million liters for the same period last year, an increase of 22.9%. The produced finished goods volume for the nine months ended September 30, 2022 amounted to 369 million liters compared to 328 million liters for the same period last year, an increase of 12.5%.

The Company continued to experience sold volume growth across the retail and foodservice channels of 15.5% and 34.7%, respectively, for the nine months ended September 30, 2022. The foodservice channel contribution continued to increase in the nine months ended September 30, 2022 compared to the prior year period, and we also experienced strong growth in e-commerce sales in China despite ongoing COVID-19 restrictions. In the nine months ended September 30, 2022 and 2021, the retail channel accounted for 59.0% and 62.0% of our revenue, respectively, the foodservice channel accounted for 35.2% and 33.3% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 5.8% and 4.7% of our revenue, respectively.

EMEA, the Americas and Asia accounted for 48.5%, 30.2% and 21.3% of our total revenue in the nine months ended September 30, 2022, respectively, as compared to 54.1%, 27.2% and 18.7% of our total revenue in the nine months ended September 30, 2021, respectively. In constant currency, EMEA, the Americas and Asia accounted for 51.0%, 28.5%, and 20.5% of our total revenue in the nine months ended September 30, 2022, respectively.

This revenue growth was negatively impacted by several factors during the nine months of 2022, including lower than planned production output as noted under "Impact of the Current Macroeconomic Environment on our Results" above, as well as lower than expected sales in Asia, primarily in China, as a result of foodservice location closures due to the spread of COVID-19 variants. The ramp-up of our production facilities have been impacted by disruption of global supply chain flows and travel restrictions during the nine months of 2022, specifically impacting Asia and Americas expansion, causing longer lead time of production equipment and spare parts and a difficulty of moving critical staff needed to the facilities during the construction and ramp-up phase as well as labor absenteeism as a result of the spread of COVID-19 variants. Furthermore, suppliers are experiencing longer lead times for equipment and, during the first quarter of 2022, the situation with truckers in Canada and difficult weather conditions in North America impacted the timing of rail transportation of oat supply to our U.S. manufacturing locations.

In order to support the growth of the business, our employee headcount has increased significantly compared to prior year, growing from 1,510 employees as of September 30, 2021 to 2,028 employees as of September 30, 2022. The number of consultants also increased from 228 consultants as of September 30, 2021 to 411 consultants as of September 30, 2022.

Cost of goods sold

Cost of goods sold increased by $51.9 million, or 41.1%, to $178.0 million for the three months ended September 30, 2022, from $126.2 million for the three months ended September 30, 2021, which was primarily a result of higher revenue across our three segments, but also impacted by broad-based inflation, higher cost of manufacturing during the ramp up phase of our new facilities, and higher inventory write-offs and provisions, offset by positive impact from foreign exchange rates.

Cost of goods sold increased by $146.3 million, or 44.1%, to 478.2 million for the nine months ended September 30, 2022, from $331.8 million for the nine months ended September 30, 2021, which was primarily a result of higher revenue across our three segments, but also impacted by broad-based inflation, higher cost of manufacturing during the ramp up phase of our new facilities, and higher inventory write-offs and provisions, offset by positive impact from foreign exchange rates.

For the remainder of fiscal year 2022, we continue to expect inflationary pressure to impact our cost of goods sold more broadly compared to prior year, as oat prices and other commodity prices as well as packaging materials increase because of a number of different factors such as the 2021 poor harvest in Canada, supply chain disruptions more broadly and the geopolitical events impacting Russia and Ukraine. We also expect elevated inflationary levels impacting, in particular, costs related to labor, energy and co-packing.

Gross profit and margin

Gross profit decreased by $39.9 million, or 88.9%, to $5.0 million for the three months ended September 30, 2022, from $44.9 million for the three months ended September 30, 2021. Gross profit margin decreased by 23.5 percentage points, to 2.7% for the three months ended September 30, 2022, from 26.2% for the three months ended September 30, 2021, which was primarily due to:

•
Continued pricing actions of 2.2 percentage points to offset higher cost of inflation of 9.0 percentage points,
•
Continued COVID-19 restrictions in Asia resulted in underutilization of our Asia facilities, higher promotional activities, co-packer and inventory provisions of 8.0 percentage points,

•
Continued macro headwinds in EMEA slowed our new market and channel expansion, which impacted costs of production and resulted in charges related to higher scrap and co-packer volume adjustments of 6.9 percentage points, most of which are expected to be non-recurring,
•
Challenges at our Ogden facility impacting our margin by 1.1 percentage points,
•
Other items, net, of approximately 0.7 percentage points.

Gross profit decreased by $76.4 million, or 61.0%, to $49.0 million for the nine months ended September 30, 2022, from $125.4 million for the nine months ended September 30, 2021. Gross profit margin decreased by 18.1 percentage points, to 9.3% for the nine months ended September 30, 2022, from 27.4% for the nine months ended September 30, 2021. As noted in our first and second quarter reports and above related to our third quarter, the decrease was primarily attributable to short-term underutilization of our new production facilities, higher inflation impacting cost of production, higher inventory provision and co-packer accruals, offset by higher share of self-manufacturing and EMEA and Americas pricing actions.

Research and development expenses

Research and development expenses increased by $1.2 million, or 29.4%, to $5.2 million for the three months ended September 30, 2022, from $4.1 million for the three months ended September 30, 2021 and as a share of revenues 2.9% and 2.4%, respectively. This increase was primarily due to an increase of $0.6 million in expenses related to third-party consultancy fees and $0.4 million in employee related expenses, which includes $0.5 million in costs for the 2021 Plan, due to higher headcount driven by our investments in our innovation capabilities.

Research and development expenses increased by $4.1 million, or 37.2%, to $15.2 million for the nine months ended September 30, 2022, from $11.1 million for the nine months ended September 30, 2021, and as a share of revenues 2.9% and 2.4%, respectively. This increase was primarily due to an increase of $2.9 million in employee related expenses, which includes $1.5 million in costs for the 2021 Plan, due to higher headcount driven by our investments in our innovation capabilities. The increase was also attributable to an increase of $0.6 million in costs related to trial runs, samples, office supplies and consumables.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses increased by $18.7 million, or 21.9%, to $103.8 million for the three months ended September 30, 2022 from $85.1 million for the three months ended September 30, 2021 and as a share of revenues, 56.7% and 49.7%, respectively. The increase was primarily due to an increase of $6.6 million in employee related expenses as a result of increased headcount. Employee related expenses also included an offset of $1.5 million in reduced costs for the 2021 Plan. The Company also incurred an increase of $6.5 million in branding and marketing expenses and $3.6 million in other selling costs and third-party consultancy fees, which included $2.8 million in e-commerce fees. Customer distribution costs also increased by $3.1 million, mainly as a consequence of higher revenue, but also increased as percentage of revenue from 7.4% to 8.6%, due to a number of factors including higher freight rates and mix of sales. The increase was offset by a decrease of $3.9 million in costs relating to external consultants, contractors, other professional fees, $1.6 million in costs from the depositary relating to the administration of the ADR program, and favorable impact from foreign exchange rates of $11.0 million.

Selling, general and administrative expenses increased by $69.9 million, or 29.7%, to $304.9 million for the nine months ended September 30, 2022 from $235.0 million for the nine months ended September 30, 2021 and as a share of revenues 57.8% and 51.4%, respectively. The increase was primarily due to an increase of $32.3 million in employee related expenses as a result of increased headcount. Employee related expenses also included $11.6 million in increased costs for the 2021 Plan. Customer distribution costs also increased by $13.7 million, mainly as a consequence of higher revenue, but also increased as a percentage of revenue from 7.2% to 8.8%, due to a number of factors including higher freight rates and mix of sales. The Company further incurred an increase of $12.3 million in branding and marketing expenses and $8.0 million in other selling costs and third-party consultancy fees. The increase was offset by $5.7 million from the depositary relating to the administration of the ADR program and $2.3 million in costs relating to external consultants, contractors, and other professional fees, net of $9.3 million in one-off costs incurred during the first half of 2021 related to our initial public offering. This was further offset by a favorable impact from foreign exchange rates of $21.5 million.

Other operating income and (expenses), net

Other operating income and (expenses), net, primarily consists of foreign exchange gains and losses on operating items. Other operating income and (expenses), net, for the three months ended September 30, 2022 and 2021, amounted to an expense of $0.3 million and $0.2 million, respectively. Other operating income and (expenses), net, for the nine months ended September 30, 2022 and 2021, amounted to income of $0.2 million and an expense of $0.4 million, respectively.

Finance income and (expenses), net

Finance income and (expenses), net, decreased by $11.3 million to an expense of $7.5 million for the three months ended September 30, 2022, from income of $3.8 million for the three months ended September 30, 2021. The decrease in finance income and (expenses), net, was primarily due to the impact of net foreign exchange losses of $10.3 million, which are mainly related to the revaluation of external and intercompany financing arrangements. The decrease in finance income and (expenses), net, was also attributable to an increase of $1.0 million in lease interest expenses mainly relating to new leasing arrangements for production facilities and production equipment.

Finance income and (expenses), net, increased by $4.3 million to an expense of $4.5 million for the nine months ended September 30, 2022, from an expense of $8.8 million for the nine months ended September 30, 2021. The increase in finance income and (expenses), net, was primarily due to a decrease of $5.3 million in interest expenses relating to the shareholder loans which were completely settled during 2021. The increase in finance income and (expenses), net, is also attributable to a decrease of $3.7 million in interest expenses relating to lower external debt, the impact of net foreign exchange gains of $3.6 million which are mainly related to the revaluation of external and intercompany financing arrangements, and an increase of $0.8 million in interest income on short-term investments and deposits. The increase in finance income and (expenses), net, is partially offset by a decrease of $3.9 million in capitalized borrowing costs, as well as an increase of $3.4 million in lease interest expenses mainly relating to new leasing arrangements for production facilities and production equipment. The increase in finance income and (expenses), net, is further offset by a decrease of $1.9 million in fair value changes of short-term investments.

Income tax benefit/(expense)

Income tax expense decreased by $4.5 million, or 789.6%, to a benefit of $3.9 million for the three months ended September 30, 2022 from an expense of $0.6 million for the three months ended September 30, 2021. The effective tax rates for the three months ended September 30, 2022 and 2021 were (3.5%) and 1.4%, respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Income tax expense decreased by $10.8 million, or 390.1%, to a benefit of $8.1 million for the nine months ended September 30, 2022 from an expense of $2.8 million for the nine months ended September 30, 2021. The effective tax rates for the nine months ended September 30, 2022 and 2021 were (2.9%) and 2.1%, respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our historical rapid growth, COVID consumption dynamics, and macroeconomic trends, including higher inflation. As our company continues to grow, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity securities and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, to invest in our organizational capabilities to support our growth and for general corporate purposes. We are using this combination of financing in addition to proceeds from our initial public offering to fund our continued expansion. We expect our net capital expenditures for 2022 to be in the range of $220 million to $240 million, related primarily to investments in our production facilities. Considering the uncertain macro environment, we have adjusted the timing of our investments to prioritize the projects in the regions where the need for additional capacity is most pressing. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the COVID-19 pandemic and other macroeconomic factors, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. In the event that we are not able to obtain additional funding, we may conclude that there is substantial doubt about our ability to continue as a going concern. See the Risk Factor entitled "We believe that we will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations” under Part II, Item 1A of this Report on 6-K.

Our primary sources of liquidity are our cash and cash equivalents, short term investments and our credit facilities. As of September 30, 2022, we had cash and cash equivalents of $105.6 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the cash and cash equivalents, we have short-term investments with low risk and high liquidity. The investment portfolio consists of funds in USD with a market value equivalent of $14.7 million. Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating debt-based securities with a short-term maturity.

In addition to the above, we had access to $320.0 million in undrawn bank facilities as of September 30, 2022.

Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $7.3 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. As of September 30, 2022 and December 31, 2021, we had €3.8 million (equivalent of $3.7 million) and €4.7 million (equivalent of $4.6 million), respectively, outstanding on the EIF Facility. On October 6, 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged.

On April 14, 2021, we entered into a Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) with BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, Barclays Bank Ireland PLC, J.P. Morgan AG and Morgan Stanley Bank International Limited as Mandated Lead Arrangers and Credit Suisse (Deutschland) Aktiengesellschaft as Lead Arranger and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent, including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $323.3 million) with an accordion of another SEK 850 million (equivalent of $76.3 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. The SRCF Agreement replaced the SLL Agreement at the closing of our IPO. The initial term of the SRCF Agreement is three years from the settlement date of our IPO, with an option to extend twice, for one additional year each at the lenders’ discretion. On June 23, 2022, the Group issued a sustainable incremental facility notice (the “Incremental Facility Notice”) under the existing SRCF Agreement and established the accordion under the SRCF Agreement. For more details on the establishment of the accordion, see the Form 6-K filed on June 16, 2022.

On March 28, 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

On November 13, 2022, the SRCF Agreement was amended for the purpose of postponing the application of the minimum EBITDA financial covenant from the second quarter of 2023 to (A) the fourth quarter of 2023 or (B) provided that the Group has successfully raised capital (whether in the form of equity and/or debt) of at least $200 million by June 30, 2023, the second quarter of 2024.

On November 10, 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of USD 20.7 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the "CMB Credit Facility"). Individual utilizations under the CMB Credit Facility are subject to the lender's approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., and distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of November 14, 2022, there were no outstanding borrowings under the CMB Credit Facility.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Nine months ended September 30,
	2022	2021
	(in thousands $)
Net cash flows used in operating activities	(215,224)	(148,596)
Net cash flows from/(used in) investing activities	51,856	(506,049)
Net cash flows (used in)/from financing activities	(9,981)	958,670

Net cash used in operating activities

Net cash used in operating activities increased by $66.6 million, or 44.8% to $215.2 million for the nine months ended September 30, 2022 from $148.6 million for the nine months ended September 30, 2021, which was primarily driven by a loss from operations. For more detail, see "Results of Operations" section above.

Net cash from/(used in) investing activities

Net cash from/(used in) investing activities decreased by $557.9 million, or 110.2%, to an inflow of $51.9 million for the nine months ended September 30, 2022 from an outflow of $506.0 million for the nine months ended September 30, 2021. The inflow was primarily driven by proceeds from short-term investments of $226.2 million, offset by investments in our production capacity to meet the growing demand for our products of $170.5 million. The prior year period included an investment in short-term investments amounting to $335.2 million.

Net cash (used in)/from financing activities

Net cash (used in)/from financing activities decreased by $968.7 million, or 101.0%, to an outflow of $10.0 million for the nine months ended September 30, 2022 from an inflow of $958.7 million for the nine months ended September 30, 2021, which was primarily driven by the net proceeds of $1,037.3 million from our initial public offering.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 24 to our interim condensed consolidated financial statements, which are included elsewhere in this report.

Non-IFRS Financial Measures

We use EBITDA and Adjusted EBITDA as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect non-recurring expenses related to the IPO that reduce cash available to us; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Loss for the period attributable to shareholders of the parent	(107,949)	(41,193)	(267,398)	(132,640)
Income tax (benefit)/expense	(3,910)	567	(8,063)	2,779
Finance (income) and expenses, net	7,491	(3,831)	4,507	8,785
Depreciation and amortization expense	12,157	7,922	34,765	16,386
EBITDA	(92,211)	(36,535)	(236,189)	(104,690)
Share-based compensation expense	8,503	9,568	27,725	14,034
Restructuring costs(1)	1,005	—	1,005	—
IPO preparation and transaction costs	—	—	—	9,288
Adjusted EBITDA	(82,703)	(26,967)	(207,459)	(81,368)

(1) Relates to accrued severance payments.

This report also references constant currency revenue, another non-IFRS financial measure. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. The constant currency measure is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party.

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the periods presented.

	Three months ended September 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
EMEA	82,567	87,398	82,567	14,484	97,051	-5.5%	11.0%
Americas	60,702	49,469	60,702	—	60,702	22.7%	22.7%
Asia	39,757	34,195	39,757	2,145	41,902	16.3%	22.5%
Total revenue	183,026	171,062	183,026	16,629	199,655	7.0%	16.7%

	Nine months ended September 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
EMEA	255,535	247,571	255,535	30,628	286,163	3.2%	15.6%
Americas	159,494	124,343	159,494	—	159,494	28.3%	28.3%
Asia	112,141	85,351	112,141	2,692	114,833	31.4%	34.5%
Total revenue	527,170	457,265	527,170	33,320	560,490	15.3%	22.6%

Segment Information

Our operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is our CEO. Our operating segments and reportable segments are EMEA, Asia and the Americas. The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”) to assess the performance of the operating segments.

Revenue, Adjusted EBITDA and EBITDA
Three months ended September 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,567	60,702	39,757	—	—	183,026
Intersegment revenue	6,236	7	935	—	(7,178)	—
Total segment revenue	88,803	60,709	40,692	—	(7,178)	183,026
Adjusted EBITDA	(11,491)	(16,577)	(28,447)	(26,188)	—	(82,703)
Share-based compensation expense	(175)	(1,312)	(1,855)	(5,161)	—	(8,503)
Restructuring costs(1)	—	—	—	(1,005)	—	(1,005)
EBITDA	(11,666)	(17,889)	(30,302)	(32,354)	—	(92,211)
Finance income and (expenses), net	—	—	—	—	—	(7,491)
Depreciation and amortization	—	—	—	—	—	(12,157)
Loss before income tax	—	—	—	—	—	(111,859)

Three months ended September 30, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	87,398	49,469	34,195	—	—	171,062
Intersegment revenue	24,959	341	—	—	(25,300)	—
Total segment revenue	112,357	49,810	34,195	—	(25,300)	171,062
Adjusted EBITDA	9,501	(11,052)	483	(25,899)	—	(26,967)
Share-based compensation expense	(1,492)	(1,166)	(1,653)	(5,257)	—	(9,568)
EBITDA	8,009	(12,218)	(1,170)	(31,156)	—	(36,535)
Finance income and (expenses), net	—	—	—	—	—	3,831
Depreciation and amortization	—	—	—	—	—	(7,922)
Loss before income tax	—	—	—	—	—	(40,626)

Nine months ended September 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	255,535	159,494	112,141	—	—	527,170
Intersegment revenue	30,775	820	1,472	—	(33,067)	—
Total segment revenue	286,310	160,314	113,613	—	(33,067)	527,170
Adjusted EBITDA	(12,033)	(58,176)	(54,179)	(83,071)	—	(207,459)
Share-based compensation expense	(3,193)	(3,722)	(5,646)	(15,164)	—	(27,725)
Restructuring costs(1)	—	—	—	(1,005)	—	(1,005)
EBITDA	(15,226)	(61,898)	(59,825)	(99,240)	—	(236,189)
Finance income and (expenses), net	—	—	—	—	—	(4,507)
Depreciation and amortization	—	—	—	—	—	(34,765)
Loss before income tax	—	—	—	—	—	(275,461)

Nine months ended September 30, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	247,571	124,343	85,351	—	—	457,265
Intersegment revenue	61,059	597	—	—	(61,656)	—
Total segment revenue	308,630	124,940	85,351	—	(61,656)	457,265
Adjusted EBITDA	24,738	(35,852)	(1,532)	(68,722)	—	(81,368)
Share-based compensation expense	(2,233)	(1,748)	(2,467)	(7,586)	—	(14,034)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	22,505	(37,600)	(3,999)	(85,596)	—	(104,690)
Finance income and (expenses), net	—	—	—	—	—	(8,785)
Depreciation and amortization	—	—	—	—	—	(16,386)
Loss before income tax	—	—	—	—	—	(129,861)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations refer primarily to intersegment revenue for sales of products from EMEA to Asia.

(1) Relates to accrued severance payments.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in our 2021 Annual Report and the notes to the audited financial statements in our 2021 Annual Report. There were no material changes to our critical accounting policies and estimates from those discussed in our 2021 Annual Report.

Recent Accounting Pronouncements

Refer to Note 2 to our interim condensed consolidated financial statements appearing elsewhere in this report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk and liquidity risk. For further discussion and sensitivity analysis of these risks, see Note 3 to our audited consolidated financial statements for the year ended December 31, 2021 included in our 2021 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Note 24 we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

You should carefully consider the risks described in Item 3.D. "Risk Factors" in our Annual Report on Form 20-F, the other information in this Report on Form 6-K, including our unaudited condensed consolidated financial statements and the related notes, as well as our other public filings with the SEC, before deciding to invest in our ordinary shares. Except as presented below, there have been no material changes to our risk factors since those reported in Annual Report on Form 20-F.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has the potential to adversely affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. As a result of inflationary pressures, we have experienced and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing, and ingredient costs, as well as higher electricity costs. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations, and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Global conflict, increasing tensions between the United States and Russia, and other effects of the ongoing war in Ukraine, could negatively impact our business, results of operations, and financial condition.

Global conflict could increase costs and limit availability of fuel, energy, and other resources we depend upon for our business operations. For example, while we do not operate in Russia or Ukraine and ceased any rail transport through Russia, the increasing tensions between the United States and Russia and the other effects of the ongoing war in Ukraine, have resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for us and our partners to deliver products to our customers. Further sanctions, bans or other economic actions in response to the ongoing war in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. Moreover, further escalation of geopolitical tensions related to the Russia-Ukraine war, including increased trade barriers or restrictions on global trade, could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain. In addition, the effects of the ongoing Russia-Ukraine war could heighten many of our known risks described in Part I, Item 3D, "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 6, 2022.

We believe that we will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations.

Since our inception, substantially all our resources have been dedicated to the development of our products, including purchases of property, plant and equipment, manufacturing facility improvements and purchases of additional manufacturing equipment, as we have historically focused on growing our business. We have a history of experiencing, and expect to continue to experience, negative cash flow from operations, requiring us to finance operations through capital contributions and debt financing. We believe that we will require significant amounts of capital for the foreseeable future as we continue to grow and expand our production capacity and global footprint. These expenditures are expected to include costs associated with production and supply and research and development, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise.

As at December 31, 2021 and September 30, 2022, we had cash and cash equivalents of $295.6 million and $105.6 million, respectively. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. In addition to cash and cash equivalents, we have short-term investments with low risk and high liquidity. As of December 31, 2021 and September 30, 2022, the investment portfolio consisted of funds, bonds and certificates in USD and SEK with a market value equivalent of $250 million and $14.7 million, respectively. As of December 31, 2021 and September 30, 2022, we had access to $391.1 million and $320.0 million in undrawn bank facilities, respectively.

Our operating plan may change because of factors currently unknown to us, and we will need to seek additional funds through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders or new equity that we issue could have rights, preferences or privileges superior to those of our ADSs, or impose debt covenants and repayment obligations, or other restrictions that may adversely affect our business. Moreover, there can be no assurance that we will be able to raise additional capital on favorable terms or at all, including as a result of current volatility in market conditions. In the event that we are not able to obtain additional funding, we may conclude that there is substantial doubt about our ability to continue as a going concern. Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price per share of our ADSs. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Our future capital requirements depend on many factors, including:

•
continued increase in demand for our products;
•
the number, complexity and characteristics of any additional products or manufacturing processes we develop or acquire to serve new or existing markets;

•
the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;
•
any material or significant product recalls;
•
the expansion into new markets through growth or acquisitions;
•
any changes in our regulatory and legislative landscape, particularly with respect to advertising, product safety, product labeling and privacy;
•
expansion and utilization of production facilities;
•
inflationary pressures or supply chain disruptions;
•
any lawsuits related to our products or commenced against us;
•
the expenses needed to attract and retain skilled personnel;
•
the costs associated with being a public company, including director and officer insurance;
•
significant changes in currency exchange rates;
•
the costs involved in preparing and filing any patents, particularly due to the speed of our expansion, as well as prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and
•
the timing, receipt and amount of sales of any future approved products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•
delay, limit, reduce or terminate our efforts to increase our production capacity, launch new products or technology and expand our markets;
•
delay, limit, reduce or terminate our supply chain, manufacturing, research and development activities; or
•
delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to generate revenue and achieve profitability.

If we fail to manage our growth effectively, our business, financial condition and operating results could be harmed.

To manage our growth effectively, we must continue to implement our operational plans and strategies and manage our employee base. To support our growth, we have rapidly increased employee headcount over the last several years and we must effectively develop and motivate a large number of employees. If we are not successful in retaining our existing employees and staff, our business may be harmed. Moreover, in November 2022, we implemented a reduction in force and may in the future implement other reductions in force. Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees, reduced employee morale and adverse effects to our reputation as an employer, which could make it more difficult for us to hire new employees in the future, and the risk that we may not achieve the anticipated benefits from the reduction in force. We also face significant competition for personnel. Failure to manage our hiring needs as they arise effectively may have a material adverse effect on our business, financial condition and operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: November 14, 2022	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer